FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: July 26, 2006	By:	/s/ Norie Campbell
		Name:	Norie Campbell
		Title:	Vice President, Legal

TD Bank Financial Group Comments On Expected Impact of
TD Banknorth Inc.’s Second Quarter Earnings Released Today

TORONTO, ON July 26, 2006— As part of an ongoing commitment to clear and transparent shareholder reporting, TD Bank Financial Group (TDBFG) will now provide information to assist investors in determining how TD Banknorth’s and TD AMERITRADE Holding Corp.’s quarterly earnings results will be reflected in TDBFG’s segment earnings, in advance of TD’s quarterly earnings release.

With TD Banknorth announcing its second quarter earnings today, TDBFG expects its U.S. Personal and Commercial Banking segment’s third quarter net income to be CDN$68 million.

Going forward, TDBFG intends to provide this expected impact information as soon as possible following TD Banknorth’s and TD Ameritrade’s quarterly earnings news releases.

TD Bank Financial Group will release its third quarter financial results and webcast its quarterly earnings conference call live on the internet on Thursday August 24, 2006. Conference call and webcast details will be announced closer to the date.

Upcoming earnings dates
TD Banknorth Q3 Earnings Date
October 25, 2006

TD Ameritrade Q4 Earnings Date
October 24, 2006

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$388.6 billion in assets, as of April 30, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”.

For more information, please contact:

Neil Parmenter
Corporate Communications
416-982-4285

Scott Lamb
Investor Relations
416-982-5075